UraniumCore Company
595 Howe Street, Suite 600
Vancouver, BC, Canada

November 5, 2007

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Fax: 1-202-772-9210

Re: UraniumCore Company – future correspondence – SEC filings

Dear Mr. Krikorian,

Dennis Petke is a director of UraniumCore Company and is in charge of corporate administration for the company and will be handling all SEC filings. Please direct all future correspondence relating to filings to his office as follows;

Dennis Petke, CA
UraniumCore Company
Suite 500 – 666 Burrard Street
Vancouver, BC   Canada   V6C 3P6

Phone: 604-642-6122
Fax: 604-632-9823

I have forwarded your letter dated November 2, 2007 to his office and he will be providing a response.

Sincerely,

Robert Lunde,
President
UraniumCore Company